December 28, 2015	Via Edgar

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Comfort Systems USA, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-13011

Dear Mr. Cash:

Reference is made to comments from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”), dated December 16, 2015, and relating to the filings of Comfort Systems USA, Inc. (the “Company”) referenced in the subject line above. The Company hereby requests additional time to respond to such comments. The Company hereby informs the Staff that the Company intends to respond to the Staff’s comments by January 15, 2016.

If you have any questions about the foregoing, please contact the undersigned at 713-830-9687 or William George at 713-830-9650.

Very truly yours,

/s/ Julie S. Shaeff
Julie S. Shaeff
Senior Vice President and Chief Accounting Officer